UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

Fundrise Income eREIT V, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11001

Delaware	83-4230217
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Fl, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550

Registrant’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our offering (the “Offering”);

•	our ability to attract and retain shareholders to the online investment platform located at www.fundrise.com (the “Fundrise Platform”) of Rise Companies Corp. (our “Sponsor”);

•	risks associated with breaches of our data security;

•	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•	climate change and natural disasters that could adversely affect our properties and our business;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	risks associated with derivatives or hedging activity;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”));

•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our failure to maintain our status as a real estate investment trust (“REIT”);

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940, as amended, and other laws; and

•	changes to U.S. generally accepted accounting principles (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Fundrise Income eREIT V, LLC is a Delaware limited liability company formed on April 3, 2019 to originate, invest in and manage a diversified portfolio of real estate investments. We may also invest in real estate-related debt securities (including commercial mortgage-backed securities (“CMBS”), collateralized debt obligations (“CDOs”), and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Income eREIT V”, the “Company”, “we”, “us” or “our” in this Annual Report refer to Fundrise Income eREIT V, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2020, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of our Sponsor, the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform, which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We originate, acquire, asset manage, selectively leverage, syndicate and opportunistically sell investments in a variety of commercial real estate loans (including senior mortgage loans, subordinated mortgage loans, mezzanine loans, and participations in such loans) and investments in commercial real estate (through majority-owned subsidiaries with rights to receive preferred economic returns). We may also invest in commercial real estate-related debt securities (including CMBS, CDOs, and REIT senior unsecured debt), and other real estate-related assets.

We will seek to create and maintain a portfolio of investments that generate a low volatility income stream that provide attractive and consistent cash distributions. Our focus on investing in debt and debt-like instruments will emphasize the payment of current returns to investors and the preservation of invested capital, with a lesser emphasis on seeking capital appreciation. We expect that our portfolio of investments will be secured primarily by U.S. based collateral and diversified by security type, property type and geographic location.

Our Manager directly structures, underwrites and originates many of the debt products in which we invest as this provides for the best opportunity to manage our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, will involve comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

•	to pay attractive and consistent cash distributions; and

•	to preserve, protect and return shareholders’ capital contributions.

We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders. We expect to seek a liquidity transaction within five to seven years from the qualification of our initial offering.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. In originating these investments, we compete with other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, private funds, other lenders, governmental bodies and other entities, as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous mortgage REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of loans offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest offering circular filed with the SEC (the “Offering Circular”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward-Looking Information. Unless otherwise indicated, the latest results discussed below are as of December 31, 2020.

Offering Results

We have offered, and may continue to offer in the future, up to $50.0 million in our common shares in any rolling twelve month period. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment is effective March 15, 2021, and the Company may utilize this increased offering amount in the future. The Offering has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of December 31, 2020 and 2019, we had raised total gross offering proceeds of approximately $49.2 million and $2.5 million, respectively, from settled subscriptions (including $15,000 received in the private placements to our Sponsor, and Fundrise, LP, an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 4,918,000 and 250,000, respectively, of our common shares.

As of October 30, 2020, the Manager closed the Regulation A offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by the Manager.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. Until June 30, 2020, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our common shares has been and will continue to be adjusted at the end of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has initially determined to adjust the per share purchase price semi-annually, as of January 1st and July 1st of each year (or as soon as commercially reasonable and announced by us thereafter), to the greater of (i) $10.00 per share or (ii) our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior semi-annual period (“NAV per share”).

Below is the semi-annual NAV per share, as determined in accordance with our valuation policies. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
June 30, 2020	$10.00	Form 1-U
December 31, 2020	$10.00	Form 1-U

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level. For example, in response to the global outbreak of a new strain of coronavirus (“COVID-19”), the Manager determined to delay or reduce distributions in the short-term in order to preserve liquidity at the Company level; however, the Manager does not expect this trend to continue long-term, as, among other things, as a REIT, we are required to distribute at least 90% of our REIT taxable income annually.

When calculated on a tax basis, distributions were made 100% from ordinary income and there was no return of capital for the year ended December 31, 2020.

On July 9, 2020, we paid our first distribution to shareholders for the distribution period of April 1, 2020 through April 30, 2020. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below.

Distribution Period	Daily Distribution Amount/Common Share	Date of Declaration	Payment Date (1)	Annualized Yield (2)		Link
04/01/2020 - 04/30/2020	0.0005479452	03/30/2020	07/09/2020	2.00%		Form 1-U
05/01/2020 - 05/31/2020	0.0004109589	04/29/2020	07/09/2020	1.50%		Form 1-U
06/01/2020 - 06/30/2020	0.0004109589	05/27/2020	07/09/2020	1.50%		Form 1-U
07/01/2020 - 07/31/2020	0.0004109589	06/29/2020	10/08/2020	1.50%		Form 1-U
08/01/2020 - 08/31/2020	0.0002739726	07/30/2020	10/08/2020	1.00%		Form 1-U
09/01/2020 - 10/01/2020	0.0002739726	08/28/2020	10/08/2020	1.00%		Form 1-U
10/02/2020 - 10/31/2020	0.0002739726	10/01/2020	01/12/2021	1.00%		Form 1-U
11/01/2020 - 11/30/2020	0.0002739726	10/29/2020	01/12/2021	1.00%		Form 1-U
12/01/2020 - 12/31/2020	0.0008219178	11/25/2020	01/12/2021	3.00%		Form 1-U
01/01/2021 - 01/31/2021	0.0009589041	12/29/2020	04/13/2021	3.50%		Form 1-U
02/01/2021 - 02/28/2021	0.0011643836	01/28/2021	04/13/2021	4.25%		Form 1-U
03/01/2021 - 03/31/2021	0.0011643836	02/25/2021	04/13/2021	4.25%		Form 1-U
04/01/2021 - 04/30/2021	0.0011643836	03/30/2021	07/21/2021	4.25%		Form 1-U
Weighted Average	0.0006240680(3)			2.28	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from April 1, 2020 through April 30, 2021.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. Through December 31, 2019, the Company's redemption plan provided that, on a monthly basis, after observing a mandatory 60-day waiting period, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective as of January 1, 2020, we revised our redemption plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our current policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price of our common shares in effect at the time of the redemption request. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2020, approximately 538,000 common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Real Estate Debt Investment Impairment

We recognize losses on both principal and interest of real estate debt investments if it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement. If indicators of impairment are present, we evaluate the net undiscounted cash flows estimated to be generated by those assets compared to the asset’s carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions which require us to make judgments, including annual and residual cash flows and our estimated holding period for each asset. Such assumptions could be affected by future economic and market conditions. If such carrying value is in excess of the estimated undiscounted cash flows of the investment, we would recognize an impairment loss equivalent to the amount required to adjust the carrying value to its estimated fair value, calculated in accordance with current U.S. GAAP fair value provisions. The estimated fair value is based on our estimation of expected future cash flows discounted at the effective interest rate which involves a high degree of judgment. Changes in the facts and circumstances that drive management’s assumptions may result in an impairment to the Company’s assets in a future period that could be material to the Company’s results of operations.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment at least annually, or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. The Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in our financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from interest revenue on our real estate debt investments and for income to primarily be derived through the difference between revenue and the cost at which we are able to finance our investments. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies, Revenue Recognition, in our financial statements for further detail.

Results of Operations

We substantially commenced operations on December 6, 2019. For the year ended December 31, 2020 and the period April 3, 2019 (inception) through December 31, 2019, we had total net income (loss) of approximately $537,000 and $(5,000), respectively.

Revenue

Interest Revenue

For the year ended December 31, 2020 and the period April 3, 2019 (inception) through December 31, 2019, we earned interest revenue of approximately $889,000 and $0, respectively, from our real estate debt investments. The increase in interest revenue is primarily attributable to the commencement of operations in December 2019.

Other Revenue

For the year ended December 31, 2020 and the period April 3, 2019 (inception) through December 31, 2019, we earned other revenue of approximately $80,000 and $1,000, respectively, which was primarily due to dividends earned from our money market investments. The increase in other revenue is due to the commencement of operations in December 2019.

Expenses

General and Administrative Expenses

For the year ended December 31, 2020 and the period April 3, 2019 (inception) through December 31, 2019, we incurred general and administrative expenses of approximately $279,000 and $6,000, respectively, which includes auditing and professional fees, transfer agent fees, bank fees, software and subscription fees, and other costs associated with operating our business. The increase in general and administrative expenses is due to the commencement of operations in December 2019.

Asset Management and Other Fees – Related Party

For the year ended December 31, 2020 and the period April 3, 2019 (inception) through December 31, 2019, we incurred asset management fees due to the Manager of approximately $169,000 and $0, respectively. The increase in the amount of asset management fees is due to the commencement of operations in December 2019 and the expiration of the fee waiver period. See Note 8, Related Party Arrangements for further information.

Other Income (Expense)

Equity in Earnings (Losses)

For the year ended December 31, 2020 and the period April 3, 2019 (inception) through December 31, 2019, we recognized equity in earnings of approximately $15,000 and $0, respectively, from our investments in unconsolidated joint ventures. The increase in equity in earnings is due to the commencement of operations in December 2019 and subsequent investment in National Lending.

Gain on Redemption of Debt Securities

For the year ended December 31, 2020 and the period April 3, 2019 (inception) through December 31, 2019, we recognized a gain on redemption of debt securities of approximately $1,000 and $0, respectively. There were no redemptions of debt securities in the prior year.

Our Investments

As of December 31, 2020, we had entered into the following investments. See “Recent Developments” for a description of any investments we have made since December 31, 2020. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Senior Secured Loans	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
HM Senior Loan	Atlanta, GA	Land	03/09/2020	9.0%	03/09/2023	$9,460,000	83.7%	68.9%	Initial
Vose VN Senior Loan	Van Nuys, CA	Multifamily	11/09/2020	9.8%	11/09/2021	$12,500,000	85.0%	-	Initial

Mezzanine Loans	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Oakridge Mezzanine Loan	Forney, TX	Multifamily	10/23/2020	12.5%	10/23/2023	$11,625,000	-	80.3%	Initial

(1)	Interest Rate refers to the projected annual interest rate on each loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each loan, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the loan, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

As of December 31, 2020, the Company's investments in companies that are accounted for under the equity method of accounting included the initial and subsequent contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 8, Related Party Arrangements for further information regarding National Lending.

During the year ended December 31, 2020, we acquired two investments in debt securities for an aggregate of approximately $66,000, which were classified as held-to-maturity. One investment was called prior to its maturity date, resulting in a realized gain of approximately $1,000 for the year ended December 31, 2020. The second investment remains outstanding as of December 31, 2020. See Note 3, Investments in Debt Securities, in our financial statements for further information.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We will obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2020, we had deployed approximately $25.4 million to acquire five investments and had approximately $14.9 million in cash and cash equivalents on hand. In addition to our investments of approximately $25.4 million, we had future funding commitments up to an additional $10.1 million related to our investments. The Company also has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2020, we anticipate that cash on hand and proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations. As of December 31, 2020, the Manager closed the Regulation A offering of common shares of the Company. If the Manager determines, the Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We currently have no outstanding Company level debt as of April 12, 2021 and December 31, 2020. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 40-60% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 75% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of our common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. The Company may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

According to the IMF, the COVID-19 global pandemic was the worst economic crisis since the Great Depression. The Vanguard Real Estate Index was down -9.05% at the end of Q3 and -4.72% for the year 2020. Despite these adverse circumstances, the Company achieved a net return in 2020 of 1.24%. The positive performance represents a validation of the Company’s investment strategies, sound underwriting, and active asset management.

We are encouraged by the stability of our real estate loan performance in the face of such headwinds. The Company outperformed its peers as a result of its focus on residential property and senior and structured lending. First, the majority of the Company’s investments are in, or secured by, stabilized rental property and new apartment development. Housing, like food, is a basic good rather than a discretionary expense so we believe that it should perform more resiliently in a downturn. Second, our real estate portfolio is only invested in senior loans and joint ventures structured with preferred equity economics (i.e., priority to the common equity), typically with more than 15% equity junior to our investment. Our belief is a portfolio of residential loans and preferred equity investments is likely to be more stable than most other assets, as was demonstrated by our performance in 2020.

The US economy is rapidly recovering from the downturn with most major indicators showing strong signs of growth, including new job gains, consumer spending, consumer confidence, and investor sentiment:

"With the vaccine rollout in full swing, and now with a third supplier in the mix, job growth and economic recovery are expected to strengthen. LaborIQ® forecasts a strong rebound that will set off a tidal wave of hiring during the second half of the year, especially for sectors within Leisure and Hospitality, which we're already seeing as consumers return to pre-pandemic behaviors and resume spending," said Jay Denton, Chief Analyst and SVP of Business Intelligence for ThinkWhy, on March 5, 2021.

The economic tailwinds are likely broadly to drive up asset pricing and lending velocity. On the other hand, economic vibrancy generally raises interest rates, tightens spreads, and increases loan paybacks, which will create a more competitive environment for the Company. The current interest rate environment dramatically eased as a result of the Federal Reserve materially lowering rates and broad based liquidity injections. Capital markets are vigilantly monitoring the Federal Reserve’s policy stance. Historically when markets recover, hard assets, such as real estate, see an increase in value as a result of economic expansion.

Off-Balance Sheet Arrangements

As of December 31, 2020 and 2019, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 8, Related Party Arrangements in our financial statements.

Recent Developments

Investments

There have been no real estate investments acquired by or repaid to the Company since December 31, 2020 through April 12, 2021.

Other

Event	Date	Description

Status of our Offering	04/12/2021	As of October 30, 2020, the Regulation A offering of common shares of the Company had been closed by the Manager and we had raised total gross offering proceeds of approximately $49.2 million from settled subscriptions (including the $15,000 received in the private placements to our sponsor, and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 4,918,000 of our common shares.

Declaration of February 2021 Distributions	01/28/2021	On January 28, 2021, our Manager declared a daily distribution of $0.0011643836 per share for shareholders of record as of the close of business on each day of the period commencing on February 1, 2021 and ending on February 28, 2021. More information can be found here.

Declaration of March 2021 Distributions	02/25/2021	On February 25, 2021, our Manager declared a daily distribution of $0.0011643836 per share for shareholders of record as of the close of business on each day of the period commencing on March 1, 2021 and ending on March 31, 2021. More information can be found here.

Declaration of April 2021 Distributions	03/30/2021	On March 30, 2021, our Manager declared a daily distribution of $0.0011643836 per share for shareholders of record as of the close of business on each day of the period commencing on April 1, 2021 and ending on April 30, 2021. More information can be found here.

January 2021 Contribution to National Lending	01/15/2021	On January 15, 2021, the Company made an additional contribution of approximately $251,000 to National Lending, bringing its total contributions to approximately $2.2 million.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	44	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	35	Chief Operating Officer
Bjorn J. Hall	40	General Counsel, Chief Compliance Officer and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. As of the date of this Annual Report, Mr. Miller is also serving as Interim Chief Financial Officer and Treasurer of our Manager. Prior to Rise Companies Corp., Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Mr. Jenkins spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Mr. Jenkins also worked for Westfield Corporation, a leading shopping center owner. Mr. Jenkins earned his Bachelor of Arts in Public Policy and Economics from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 8, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2021 for each person or group that holds more than 10.0% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

	Number of Shares Beneficially	Percent of
Name of Beneficial Owner (1)(2)	Owned	All Shares
Benjamin S. Miller	-	-
Brandon T. Jenkins	-	-
Bjorn J. Hall	69	*
All directors and executive officers of our Manager as a group (3 persons)	69	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 8, Related Party Arrangements in Item 7, Financial Statements.

Item 6.	Other Information

None.

Item 7.	Financial Statements

Index to the Financial Statements of

Fundrise Income ereit V, LLC

Independent Auditor's Report

To the Members

Fundrise Income eREIT V, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Fundrise Income eREIT V, LLC (the Company), which comprise the balance sheets as of December 31, 2020 and 2019, the related statements of operations, members’ equity and cash flows for the year ended December 31, 2020 and for the period from April 3, 2019 (inception) through December 31, 2019, and the related notes to the financial statements (collectively, the financial statements).

Managementʼs Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditorʼs Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditorʼs judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entityʼs preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entityʼs internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fundrise Income eREIT V, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended December 31, 2020 and for the period from April 3, 2019 (inception) through December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

McLean, Virginia

April 12, 2021

Fundrise Income eREIT V, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2020	As of December 31, 2019
ASSETS
Cash and cash equivalents	$14,899	$2,985
Deposits	8,619	-
Other assets	5	4
Investments in debt securities, net	43	-
Accrued interest, PIK	18	-
Real estate debt investments	23,440	-
Investments in equity method investees	1,953	1
Total Assets	$48,977	$2,990

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$72	$29
Deferred interest revenue	2,903	-
Due to related party	178	1
Settling subscriptions	-	466
Distributions payable	327	-
Redemptions payable	1,733	-
Other liabilities	39	-
Total Liabilities	5,252	496

Commitments and Contingencies

Members’ Equity:
Common shares; unlimited shares authorized; 4,917,590 and 250,225 shares issued and 4,379,964 and 250,225 shares outstanding as of December 31, 2020 and 2019, respectively	49,065	2,499
Redemptions - common shares	(5,276)	-
Retained Earnings (Accumulated deficit)	(64)	(5)
Total Members’ Equity	43,725	2,494
Total Liabilities and Members’ Equity	$48,977	$2,990

The accompanying notes are an integral part of these financial statements.

Fundrise Income eREIT V, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2020	For the Period April 3, 2019 (Inception) to December 31, 2019
Revenue
Interest revenue	$889	$-
Other revenue	80	1
Total revenue	969	1

Expenses
General and administrative expenses	279	6
Asset management and other fees – related party	169	-
Total expenses	448	6

Other income (expense)
Equity in earnings	15	-
Gain on redemption of debt securities	1	-
Total other income (expense)	16	-

Net income (loss)	$537	$(5)

Net income (loss) per basic and diluted common share	$0.15	$(0.41)
Weighted average number of common shares outstanding, basic and diluted	3,563,791	13,334

The accompanying notes are an integral part of these financial statements.

Fundrise Income eREIT V, LLC

Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
April 3, 2019 (Inception)	-	$-	$-	$-
Proceeds from issuance of common shares	250,225	2,502	-	2,502
Offering costs	-	(3)	-	(3)
Net loss	-	-	(5)	(5)
December 31, 2019	250,225	2,499	(5)	2,494
Proceeds from issuance of common shares	4,667,365	46,674	-	46,674
Offering costs	-	(108)	-	(108)
Distributions declared on common shares	-	-	(596)	(596)
Redemptions of common shares	(537,626)	(5,276)	-	(5,276)
Net income	-	-	537	537
December 31, 2020	4,379,964	$43,789	$(64)	$43,725

The accompanying notes are an integral part of these financial statements.

Fundrise Income eREIT V, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2020	For the Period April 3, 2019 (Inception) to December 31, 2019
OPERATING ACTIVITIES:
Net income (loss)	$537	$(5)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in earnings	(15)	-
Organizational expense	16	-
Changes in assets and liabilities:
Net (increase) decrease in other assets	(1)	(4)
Net increase (decrease) in accounts payable and accrued expenses	43	29
Net (increase) decrease in accrued interest, PIK	(18)	-
Net increase (decrease) in deferred interest revenue	2,903	-
Net increase (decrease) in due to related party	86	1
Net increase (decrease) in other liabilities	39	-
Net cash provided by (used in) operating activities	3,590	21
INVESTING ACTIVITIES:
Investment in debt securities	(43)	-
Investment in real estate debt investments	(23,440)	-
Investment in equity method investees	(1,937)	(1)
Release (issuance) of deposits	(8,619)	-
Net cash provided by (used in) investing activities	(34,039)	(1)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	46,196	2,502
Redemptions	(3,543)	-
Proceeds from settling subscriptions	-	466
Distributions paid	(257)	-
Offering costs paid	(33)	(3)
Net cash provided by (used in) financing activities	42,363	2,965

Net increase in cash and cash equivalents	11,914	2,985
Cash and cash equivalents, beginning of period	2,985	-
Cash and cash equivalents, end of period	$14,899	$2,985

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
Distributions reinvested in Fundrise Income eREIT V, LLC through programs offered by Fundrise Advisors, LLC	$12	$-

The accompanying notes are an integral part of these financial statements.

Fundrise Income eREIT V, LLC

Notes to the Financial Statements

For the Year Ended December 31, 2020 and the Period April 3, 2019 (Inception) to December 31, 2019

1.	Formation and Organization

Fundrise Income eREIT V, LLC was formed on April 3, 2019, as a Delaware limited liability company and substantially commenced operations on December 6, 2019. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Income eREIT V, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate investments and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes for the year ended December 31, 2020. We hold substantially all of our assets directly, and as of December 31, 2020, have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. Currently, a maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment is effective March 15, 2021, and the Company may decide to utilize this increased offering amount in the future. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified its initial $50.0 million of shares on October 4, 2019.

As of October 30, 2020, the Manager closed the Regulation A offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by the Manager.

As of December 31, 2020 and 2019, after redemptions, the Company has net common shares outstanding of approximately 4,380,000 and 250,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2020 and 2019, the Sponsor owned 500 common shares. In addition, as of December 31, 2020 and 2019, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 1,000 common shares common shares at $10.00 per share in a private placement for an aggregate purchase price of approximately $10,000. As of December 31, 2020 and 2019, the total amount of equity outstanding by the Company on a gross basis was approximately $43.9 million and $2.5 million, respectively, and the total amount of settling subscriptions was approximately $0 and $466,000, respectively. Both of these amounts were based on a $10.00 per share price.

The Company's Manager, Fundrise Advisors, LLC established various plans by which individual clients of the Manager may elect to have distributions received from eREITs, the Fundrise eFund and the Fundrise Real Estate Interval Fund, LLC reinvested across such individual clients Fundrise portfolio according to such individual client selected preferences ("Reinvestment Plans"). Shares purchased through such Reinvestment Plans are purchased at the effective price at the time of distribution issuance. For the year ended December 31, 2020 and the period April 3, 2019 (Inception) to December 31, 2019, approximately $12,000 and $0, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will generally be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the year ended December 31, 2020 and the period April 3, 2019 (inception) through December 31, 2019.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager has decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company will record a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. When the Company’s NAV exceeds the Hurdle Rate, it will book a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

As of December 31, 2020 and 2019, the Manager incurred cumulative organizational and offering costs of approximately $131,000 and $98,000, respectively, on behalf of the Company. The Hurdle Rate was met as of December 31, 2020, so approximately $91,000 and $0 of offering costs were reimbursed or reimbursable to the Manager as of December 31, 2020 and 2019, respectively. During the year ended December 31, 2020, the Company did not reimburse the Manager for any offering costs. As such, approximately $91,000 and $0 remained payable to the Manager as of December 31, 2020 and 2019, respectively. Of the total costs due to the Manager as of December 31, 2020, approximately $16,000 was related to organizational costs and included as a general and administrative expense in the statements of operations.

During the year ended December 31, 2020 and the period April 3, 2019 (inception) to December 31, 2019, the Company directly incurred offering costs of approximately $33,000 and $3,000, respectively. Of these amounts, $0 was payable as of December 31, 2020 and 2019.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Debt Securities

Investments in debt securities, other than investments accounted for under the equity method of accounting, are classified as trading, available-for-sale or held-to-maturity. We classify our investment in debt securities at the acquisition date and re-evaluate at each balance sheet date. Our investments in debt securities are carried at either amortized cost or fair value. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are carried at amortized cost and classified as held-to-maturity. Investments in debt securities that are not classified as held-to-maturity are carried at fair value and classified as either trading or available-for-sale. Realized and unrealized gains and losses on trading securities and realized gains and losses on available-for-sale and held to maturity securities are included in net income. Unrealized gains and losses, net of deferred taxes, on available-for-sale securities would be included in our balance sheets as a component of accumulated other comprehensive income.

On a periodic basis, management assesses each of these investments on an individual basis to determine if any decline in fair value was other than temporary. Management’s assessment as to the nature of a decline in fair value is based on, among other things, the length of time and the extent to which the market value is less than our cost basis, the financial condition and near-term prospects of the issuer, and our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value. For the year ended December 31, 2020, we did not experience a decline in the fair value of these investments. We did not hold any investments in debt securities during the period April 3 (inception) to December 31, 2019.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to periodic analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. As of December 31, 2020 and 2019, no real estate debt investments were considered impaired. As such, no impairment losses were recorded related to real estate debt investments for the year ended December 31, 2020 and the period April 3, 2019 (inception) to December 31, 2019.

We may have certain investments that are legally structured as equity investments in majority-owned subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Deferred Interest Revenue

When a real estate debt investment is funded net of an interest reserve holdback, and is held by the Company, the Company accounts for the holdback funds by classifying them as deferred interest revenue. As interest is incurred by the borrower, the Company recognizes interest revenue and reduces deferred interest revenue until such time that the reserve is exhausted or the real estate debt investment redeems. Any remaining deferred interest revenue will be applied to the real estate debt investment balance upon redemption.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment semi-annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the year ended December 31, 2020 and the period April 3, 2019 (inception) to December 31, 2019.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

As of January 1, 2020, the Company’s redemption plan grants investors the opportunity to obtain liquidity on a quarterly basis. Further, our current policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price of our common shares in effect at the time of the redemption request.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given quarter, as these real estate assets are paid off or sold, but we do not generally intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our nonredeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our future status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2020, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with US GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements for the year ended December 31, 2020 and the period April 3, 2019 (inception) to December 31, 2019. No gross deferred tax assets or liabilities have been recorded as of December 31, 2020 or 2019.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

Recent Accounting Pronouncements

In March 2020, the FASB issued Accounting Standards Update 2020-04 (“ASU 2020-04”), Reference Rate Reform (Topic 848), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective for all entities as of March 12, 2020 through December 31, 2022. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In June 2020, the FASB voted to delay the fiscal year effective date of this standard by one year, and the interim period effective date by one year. The standard will now be effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of our financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Debt Securities

During the year ended December 31, 2020 and the period April 3, 2019 (inception) through December 31, 2019, we purchased two and zero investments in debt securities, respectively, which were classified as held-to-maturity, as we have both the intent and ability to hold these investments to maturity. As of December 31, 2020 and  2019, held-to-maturity securities consisted of the following (amounts in thousands):

	Amortized	Gross Unrealized		Estimated Fair
	Cost	Gains	Losses	Value
December 31, 2020
Held-to-maturity securities:
Debt securities	$43	$2	$-	$45
December 31, 2019
Held-to-maturity securities:
Debt securities	$-	$-	$-	$-

During the year ended December 31, 2020, one investment in debt securities was called prior to its maturity date, resulting in a realized gain of approximately $1,000, which was recognized as income in the statements of operations. One investment remains outstanding as of December 31, 2020.

The contractual maturities of these investments as of December 31, 2020, were as follows (amounts in thousands):

	Held-to-Maturity Securities
	Amortized Cost	Fair Value
Within 1 year	$-	$-
After 1 year through 5 years	43	45
After 5 years through 10 years	-	-
After 10 years	-	-
	$43	$45

4.	Real Estate Debt Investments

The following table describes our real estate investment activity (amounts in thousands):

Real Estate Debt Investments:	For the Year Ended December 31, 2020	For the Period April 3, 2019 (Inception) to December 31, 2019
Beginning balance	$-	$-
Investments(1)	23,440	-
Ending balance	$23,440	$-

(1)	Investments as of December 31, 2020 include two senior debt investments and one mezzanine loan added during the year ended December 31, 2020. No investments were added during the period April 3, 2019 (inception) to December 31, 2019.

As of December 31, 2020 and 2019, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

The following table presents the Company’s investments in real estate debt investments as of December 31, 2020 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Senior debt	2	$21,960	$-	$21,960
Mezzanine loan	1	1,480	10,144	1,480
Balance as of December 31, 2020	3	$23,440	$-	$23,440

(1)	For debt and preferred equity investments, this only includes the stated amount of funds disbursed to date.

The following table presents certain information about the Company’s investments in real estate debt investments as of December 31, 2020, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	2	$12,500	$9,460	$-	$-
Mezzanine loan	1	-	1,480	-	-
Balance as of December 31, 2020	3	$12,500	$10,940	$-	$-

The Company did not have any real estate debt investments as of December 31, 2019.

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least semi-annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2020, all investments were considered to be performing. The Company did not have any real estate debt investments as of December 31, 2019. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2020	For the Period April 3, 2019 (Inception) to December 31, 2019
Beginning balance	$1	$-
New investments in equity method investees	1,937	1
Equity in earnings of equity method investees	15	-
Ending balance	$1,953	$1

As of December 31, 2020 and 2019, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2019, an initial 0.01% non-controlling member interest in National Lending, LLC (“National Lending”), whose activities are further described in Note 8, Related Party Arrangements. As of December 31, 2019, the investment in equity method investees of approximately $1,000 was presented on the balance sheet in other assets. As of December 31, 2020, the investment in equity method investees of approximately of $2.0 million is presented on the balance sheet in investments in equity method investees.

As of and for the year ending December 31, 2020, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	National Lending, LLC As of December 31, 2020
Real estate assets, net	$-
Other assets	52,950
Total assets	$52,950

Mortgage notes payable	$-
Other liabilities	2
Equity	52,948
Total liabilities and equity	$52,950
Company's equity investment, net	$1,953

Condensed income statement information:	National Lending, LLC For the Year Ended December 31, 2020
Total revenue	$629
Total expenses	35
Net income	$594
Company's equity in earnings of investee	$15

As of December 31, 2019, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	National Lending, LLC As of December 31, 2019
Real estate assets, net	$-
Other assets	19,313
Total assets	$19,313

Mortgage notes payable	$-
Other liabilities	-
Equity	19,313
Total liabilities and equity	$19,313
Company's equity investment, net	$1

Condensed income statement information:	National Lending, LLC For the Period July 15, 2019 (Inception) to December 31, 2019
Total revenue	$242
Total expenses	27
Net income (loss)	$215
Company's equity in earnings (losses) of investee	$-

6.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

There were no distributions declared to members or related parties during the period April 3, 2019 (inception) through December 31, 2019. The table below outlines the Company’s total distributions declared to members and distributions relating to the Sponsor and its affiliates for the year ended December 31, 2020 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared (1)		Date of Declaration	Total Paid/Reinvested as of December 31, 2020	Payment Date
April 1, 2020 through April 30, 2020	0.0005479452	$51		03/30/2020	$51	07/09/2020
May 1, 2020 through May 31, 2020	0.0004109589	45		04/29/2020	45	07/09/2020
June 1, 2020 through June 30, 2020	0.0004109589	47		05/27/2020	47	07/09/2020
July 1, 2020 through July 31, 2020	0.0004109589	52		06/29/2020	52	10/08/2020
August 1, 2020 through August 31, 2020	0.0002739726	37		07/30/2020	37	10/08/2020
September 1, 2020 through October 1, 2020	0.0002739726	37		08/28/2020	37	10/08/2020
October 2, 2020 through October 31, 2020	0.0002739726	39		10/01/2020	-	01/12/2021
November 1, 2020 through November 30, 2020	0.0002739726	37		10/29/2020	-	01/12/2021
December 1, 2020 through December 30, 2020	0.0008219178	116		11/25/2020	-	01/12/2021
January 1, 2021 through January 31, 2021	0.0009589041	135	(2)	12/29/2020	-	04/21/2021
Total		$596			$269

(1)	Total distributions declared to related parties are included in total distributions declared to all members. For the year ended December 31, 2020, total distributions declared to related parties were less than $1,000.
(2)	The liability for the January 2021 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2020 financial statements, and is scheduled to be paid within three weeks after the end of March 2021.

7.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2020 and 2019, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, investments in debt securities, and real estate debt investments. With the exception of real estate debt investments, the carrying amounts of the Company’s financial instruments approximate their fair values due to their short-term nature.

As of December 31, 2020 and 2019, the aggregate carrying value of our real estate debt investments, inclusive of PIK interest, was approximately $23.4 million and $0, respectively, and the aggregate fair values approximated their carrying values. The aggregate fair value of our real estate debt investments including PIK interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally include a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates. Where inputs are not observable, we review the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. The discount rates utilized was approximately 9%.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

8.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering subject to meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the year ended December 31, 2020 and the period April 3, 2019 (inception) through December 31, 2019.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the year ended December 31, 2020 and the period April 3, 2019 (inception) to December 31, 2019, the Manager incurred approximately $9,000 and $0 of operational costs on our behalf, respectively. Of such amounts, approximately $1,000 and $0 were due and payable as of December 31, 2020 and 2019, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85%, which until June 30, 2020 was based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior semi-annual period. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%.

The Manager has agreed, for a period from inception until December 31, 2019 (the “Fee Waiver Period”), to waive its asset management fee. Following the conclusion of the Fee Waiver Period, the Manager may, in its sole discretion, continue to waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. The Manager decided to further waive its asset management fees through June 30, 2020.

Accordingly, during the year ended December 31, 2020 and the period April 3, 2019 (inception) through December 31, 2019, we have incurred asset management fees of approximately $169,000 and $0, respectively. As of December 31, 2020 and 2019, approximately $84,000 and $0, respectively, of asset management fees remain payable to the Manager.

The Company may be charged by the Manager a development management fee of 5.00% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the equity investment project or if there is no outside developer of the equity investment project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For the year ended December 31, 2020 and the period April 3, 2019 (inception) through December 31, 2019, no development management fees have been incurred or paid to the Manager.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2020 and 2019, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the year ended December 31, 2020 and the period April 3, 2019 (inception) through December 31, 2019, no special servicing fees have been incurred or paid to the Manager.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate, and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. As of December 31, 2020 and 2019, no equity investments have been disposed of and no disposition fees are payable to the Manager. Accordingly, for the year ended December 31, 2020 and the period April 3, 2019 (inception) through December 31, 2019, no disposition fees have been incurred or paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the year ended December 31, 2020 and the period April 3, 2019 (inception) through December 31, 2019, the Company purchased three and zero investments, respectively, that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager, or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager will appoint an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the year ended December 31, 2020 and the period April 3, 2019 (inception) through December 31, 2019, fees of approximately $10,000 and $2,000, respectively, were paid to the Independent Representative as compensation for those services and included as general and administrative expense in the statements of operations.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 1,000 shares as of December 31, 2020 and 2019. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp. is a member of the Company and held 500 common shares as of December 31, 2020 and 2019.

For the year ended December 31, 2020 and the period April 3, 2019 (inception) through December 31, 2019, the Sponsor incurred approximately $25,000 and $6,000, respectively, of operational costs on our behalf. Of such amounts, approximately $2,000 and $1,000 was due and payable as of December 31, 2020 and 2019, respectively.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC (“National Lending”), which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2020 and 2019, the Company has contributed approximately $1.9 million and $1,000 for a 3.72% and a 0.01% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed in order to maintain greater liquidity and better finance such eREITs’ individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager. As of December 31, 2020 and 2019, we have not entered into any promissory notes with National Lending.

9.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

10.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of December 31, 2020 and 2019, approximately $40,000 and $98,000, respectively, of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

11.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through April 12, 2021 for potential recognition or disclosure.

Offering

As of April 12, 2021, we had raised total gross offering proceeds of approximately $49.2 million from settled subscriptions (including the $15,000 received in the private placements to our Sponsor, Rise Companies Corp., and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 4,918,000 of our common shares.

The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment is effective March 15, 2021, and the Company intends to utilize this increased offering amount in the future.

Investments

As of April 12, 2021, borrowers have drawn additional funds in the amount of approximately $1.4 million.

Additional Investment in National Lending, LLC

On January 15, 2021, the Company made an additional contribution of $251,000 to National Lending, for a total cumulative contribution of approximately $2.2 million, which is equivalent to approximately 3.55% ownership as of January 15, 2021.

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1**	Certificate of Formation (incorporated by reference to the copy thereof submitted as exhibit 2.1 to the Company’s Form 1-A on September 30, 2019)
2.2**	Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as exhibit 2.1 to the Company’s Form 1-A on September 30, 2019)
4.1**	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as exhibit 2.1 to the Company’s Form 1-A on September 30, 2019)
6.1**	Form of License Agreement between Fundrise Income eREIT V, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as exhibit 2.1 to the Company’s Form 1-A on September 30, 2019)
6.2**	Form of Fee Waiver Support Agreement between Fundrise Income eREIT V, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as exhibit 2.1 to the Company’s Form 1-A on September 30, 2019)
6.3**	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as exhibit 2.1 to the Company’s Form 1-A on September 30, 2019)
11.1*	Consent of RSM US LLP

*	Filed herewith
**	Filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on April 12, 2021.

Fundrise Income eREIT V, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 12, 2021
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Benjamin S. Miller	Interim Chief Financial Officer and Treasurer of	April 12, 2021
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Financial Officer and Principal Accounting Officer)